UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CBL & Associates Properties, Inc.

CBL & Associates Limited Partnership

(Full Name of Registrant)

(Former Name if Applicable)

2030 Hamilton Place Blvd., Suite 500

Address of Principal Executive Office (Street and Number)

Chattanooga, TN 37421-6000

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed on November 16, 2020 (the "3Q Quarterly Report”) by CBL & Associates Properties, Inc. together with its majority owned subsidiary, CBL & Associates Limited Partnership (collectively, the “Company”), the Company, together with certain of its direct and indirect subsidiaries, commenced the filing of voluntary petitions (the “Chapter 11 Cases”) under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) beginning on November 1, 2020.

In consideration of the significant amount of time required of management to support matters related to the Chapter 11 Cases, the complexities of the accounting implications on multiple aspects of the Company’s financial reporting and the lack of a sufficient complement of personnel commensurate with the Company’s accounting and financial reporting requirements in accordance with U.S. GAAP and SEC regulations, which resulted in disclosure of a material weakness in internal control over financial reporting in the 3Q Quarterly Report, the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2020 by the prescribed date without unreasonable effort or expense.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Company intends to file the Annual Report no later than April 15, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Farzana Khaleel	423	855-0001
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial results for the year ended December 31, 2020 compared with the year ended December 31, 2019, the Company anticipates reporting the following significant changes:

•

Total revenues decreased approximately $192.8 million due to (i) store closures and rent concessions that were in effect prior to the COVID-19 pandemic for tenants with high occupancy cost levels and tenants that closed in 2019 due to bankruptcy and (ii) store closures and rent concessions involving tenants that are in bankruptcy or are struggling financially due to the impacts of the COVID-19 pandemic, including $25.4 million of rent abatements and $48.2 million in uncollectable revenues for past due tenants. Percentage rent declined $7.6 million as a result of store closures and lower retail sales due to mandated property closures and reduced traffic.

•

Total property operating expenses (operating expenses, real estate taxes and maintenance and repair expenses) decreased approximately $42.8 million primarily due to the implementation of comprehensive programs to reduce operating expenses to mitigate the impact of the COVID-19 pandemic, including salary reductions, furloughs, reductions-in-force and other operating expense initiatives.

•

For the year ended December 31, 2020, the Company recognized $213.4 million of loss on impairment of real estate to write down the book value of six malls. For the year ended December 31, 2019, the Company recognized $239.5 million of loss on impairment of real estate to write down the book value of six malls and one community center.

•

In 2020, the Company recorded prepetition charges of $23.9 million representing professional fees related to its negotiations with the administrative agent and lenders under the secured credit facility and certain holders of its senior unsecured notes regarding a restructure of such indebtedness prior to the filing of the Chapter 11 Cases.

•

During the year ended December 31, 2020, the Company recorded reorganization items of $36.0 million consisting of professional fees directly related to the Chapter 11 Cases, as well as unamortized deferred financing costs and unamortized debt discounts expensed in accordance with Accounting Standards Codification (“ASC”) 852 – Reorganizations (“ASC 852”).

•

During the year ended December 31, 2020, the Company recognized a credit to litigation settlement expense of $7.9 million related to claim amounts that were released pursuant to the terms of the settlement agreement. During the year ended December 31, 2019, the Company recognized $61.8 million of litigation settlement expense related to the settlement of a class action lawsuit, net of amounts that were released.

•	Gain on extinguishment of debt decreased approximately $39.2 million due to the timing of when properties were conveyed to lenders or disposed of to settle the related debt secured by the property.
•	Gain on investments/deconsolidation decreased approximately $67.2 million due to the deconsolidation of two outlet centers.
•

Equity in earnings (losses) of unconsolidated affiliates decreased by $19.8 million during the year ended December 31, 2020 compared to the prior-year period. The decrease was primarily due to lower earnings of its unconsolidated affiliates due to the impacts of the mandated property closures during 2020 as a result of COVID-19, including an increase in estimates of uncollectable rental revenues and abatements of rent, as well as an increase in the amortization of the Company’s inside/outside basis difference related to the three properties that were deconsolidated late in 2019.

•	Net loss attributable to common shareholders increased approximately $178.8 million.

The financial information for the year ended December 31, 2020 presented herein is preliminary and subject to change pending the filing of the Company’s Form 10-K for the year ended December 31, 2020.

Statements in this Form 12b-25 that relate to future results and events are not facts and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, estimates and assumptions and, as such, involve certain risks and uncertainties. The ability of the Company to predict results or the actual effects of its plans and strategies is subject to inherent uncertainty. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact, including statements containing the words “anticipates,” “intends,” “believes,” “expects,” “will,” and similar expressions, are statements that could be deemed to be forward-looking statements. In addition, the forward-looking statements represent the Company’s views as of the date as of which they were made. The Company anticipates that subsequent events and developments may cause its views to change. However, although the Company may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as amended, and in our Quarterly Reports on Form 10-Q for each interim period in 2020 under the headings “Risk Factors” and “Forward-Looking Statements”.

CBL & Associates Properties, Inc.

CBL & Associates Limited Partnership

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2021	By	CBL & ASSOCIATES PROPERTIES, INC.

/s/ Farzana Khaleel Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

CBL & ASSOCIATES LIMITED PARTNERSHIP

/s/ Farzana Khaleel Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).